Exhibit 99.1

Silynxcom Ltd. Announces Pricing of Public Offering

New York, New York, March 31, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, today announced the pricing of an underwritten public offering of 1,290,000 ordinary shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2.9 million, before deducting underwriting discounts and offering expenses. All of the ordinary shares are being offered by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 193,500 ordinary shares at the public offering price, less discounts and commissions, to cover over-allotments, if any. The offering is expected to close on April 2, 2025, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering primarily for working capital and general corporate purposes.

ThinkEquity is acting as sole book-running manager for the offering.

The securities will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-285443), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2025, and declared effective on March 7, 2025. The offering will be made only by means of a written prospectus. A prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC on its website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained, when available, from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional information about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: the anticipated closing of the offering and the intended use of proceeds from such offering. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For Investor Relations Inquiries

ARX | Capital Market Advisors
North American Equities Desk
ir@silynxcom.com